Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following article was made available through a link on Comcast’s website:

Newark Star-Ledger: Sky won't fall if Comcast, Time Warner allowed to merge: Opinion
By Grover Norquist and Katie McAuliffe
May 16, 2014

[link to http://www.nj.com/opinion/index.ssf/2014/05/sky_wont_fall_if_comcast_time_warner_allowed_to_merge_opinion.html]

Histrionic warnings of a cable monopoly have all the credibility of Chicken Little.

When the Sherman Antitrust Act passed in 1890, its advocates promised a classically conservative use of law to keep markets competitive and free. But today, federal antitrust law distorts the market, exacts concessions under penalty of law, and has become a forum for rent-seeking by competitors, who hope to leverage government intervention when they cannot win in the marketplace.

Exhibit A is the proposed merger of Comcast and Time Warner Cable. Whether because of a reflexive reliance on government meddling or a myopic trust in central planning, the critics of a combined Comcast-Time Warner seek government intervention by crying “monopoly,” aka “the sky is falling.”

Competition in the video/communications market is volatile and consumer choice will only increase. In recent years, satellite companies added 7 million subscribers and phone companies more than 10 million, while cable lost more than 10 million. Cash-rich entrants like Google are rapidly expanding into 34 markets with 150 HD channels, and online competitors — Netflix, Hulu, Amazon and perhaps Yahoo — are booming. If this is what a monopoly calling for antitrust intervention looks like, it is an exotic and strange example.

Clearly, the cable industry is in a state of upheaval, buffeted by competition from satellite companies, like Dish and DirecTV; telephone company offerings like Verizon FIOS; ever-rising programming costs from programmers, like Disney and Viacom; and online video services, like Netflix and Amazon. Whereas cable once boasted 95 percent of all households wired for video, today that market share for cable as a whole is 60 percent and falling.

Even the market for connection on the internet’s back end is a vibrant free market producing more effective technologies, as a result, prices have dropped 99 percent in the past 15 years. Yet, even with these price decreases, Netflix proposes a government rule barring ISPs from charging even the heaviest traffic drivers to cover the costs of their data transmission (wouldn’t you know? Netflix generates a third of internet traffic during peak hours). Netflix tries to portray its request as a “net neutrality” problem, but it’s really just a case of a company asking the government to support its business model.

Critics of a combined Comcast-Time Warner seek government intervention by crying “monopoly,” aka “the sky is falling.”

In reality, there are more video offerings from more outlets carrying more high-quality, award-winning programs than ever before.

A half-century ago, FCC Chairman Newton V. Minow called television a “vast wasteland.” Today, from “Breaking Bad” and “Downton Abbey” to edgy dramas like “Game of Thrones” and “True Detective,” television is gradually displacing film as the place many creative directors, producers and actors go to shine. Plus, broadband technology continues to evolve, spurring an increase in both infrastructure deployment and download speed, which enhances consumers’ video experience that include streaming services, like Netflix, and modern navigation tools that allow consumers to surf their television like the internet.

With the market in constant fluctuation, there is no threat of broadband or video markets being dominated by Comcast. America is one of only two nations with three fully deployed broadband technologies competing for customers nationwide — cable, telephone and wireless 4G LTE. Considering these competitive technologies, Comcast/TWC will have, post-transaction, just a 20 percent market share. In the pay-TV market, even after the transaction, Comcast will have less than 30 percent of the pay-TV market — below the FCC’s own misguided 30 percent ownership cap — which the federal courts twice invalidated as irrational.

The days of the cable franchise dictated by local governments ended in 2006. That is why Americans experience three fully deployed broadband networks, and why cable isn’t the only game in town. Perhaps Comcast does pass 60 percent of homes in the United States. But just because 60 percent of homes can choose Comcast does not mean they do — that’s like saying that because there is a Starbucks on every corner, 100 percent of coffees consumed were provided by Starbucks.

We are a far cry from a three-channel television set, the remote clicker and “Hogan’s Heroes.” The modern media universe is diversified not only by provider and platform options, but also consumer choices that provide high-speed broadband, 500 channels, online video and the highest-quality programming in the industry’s history. The free market brought us these innovations that improved our lives, and we should allow the free market to determine the future of television, not the government.

Antitrust laws should not be manipulated as a pretext to justify more central control and command of the economy by government bureaucrats. If critics can’t show in clear and demonstrable terms how consumers are harmed, then Congress and the administration should let companies do what is best for their customers and subscribers, including combine and merge.

Grover Norquist is president of Americans for Tax Reform. Katie McAuliffe is executive director of Digital Liberty.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.